NEWS RELEASE
(NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES)
TSX Venture Exchange - Symbol: SNV	April 20~~th~~, 2007

SONIC ANNOUNCES $4 MILLION BOUGHT DEAL PRIVATE PLACEMENT

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) (the “Company”) today announced that it has entered into an agreement with Clarus Securities Inc. (the “Underwriter”) pursuant to which the Company has agreed to issue and sell by way of underwritten private placement, an aggregate of 8,888,890 units (the “Units”) of the Company at a price of $0.45 per Unit, resulting in gross proceeds of $4,000,000.50.

Each Unit will consist of one common share and one-half of one common share purchase warrant of the Company. Each whole common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of $0.60 per common share for a period of 24 months from the closing of the offering.

The Underwriter will receive a cash commission equal to 7% of the gross proceeds of the offering and will be granted a number of compensation options equal to 10% of the total number of Units sold pursuant to the offering. Each compensation option will entitle the holder to acquire one Unit under the same terms and conditions of the offering, for a period of 24 months from the closing of the offering.

Net proceeds of the financing are intended to be used by the Company to fund research and development, working capital and for general corporate purposes.

This private placement is subject to receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange. The Units will be offered in certain provinces of Canada by way of private placement pursuant to applicable prospectus exemptions. Closing of the offering is expected to occur on or about May 3, 2007.

The Company also reserves the right, on an agency basis, to increase the aggregate gross proceeds of the financing to $5,500,000, upon further agreement between the Company and the Underwriter.

About Sonic
Sonic develops and markets SonoprocessTM technologies utilizing the Company’s patented sonic generators, the only large scale industrial application of sonic energy. The Sonic Treatment System for the remediation of soils contaminated with persistent organic pollutants such as PCB is marketed in North America and internationally, combining a patented de-chlorination SonoprocessTM with our Terra-Kleen solvent extraction process. Sonic is currently developing further proprietary SonoprocessTM applications in collaboration with industry partners to better meet the needs of major process industries such as concrete and oil.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The offered securities mentioned in this press release will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information, please contact:
Robin Cook, Account Manager
CHF Investor Relations	Tel: (416) 868-1079 ext. 228 Fax: (416) 868-6198 Email: robin@chfir.com

This press release contains “forward looking statements” within the meaning of applicable Canadian securities legislation. The words “could”, “plan”, “expect”, “estimate”, “anticipate”, “project”, “predict”, “intend”, “may”, “potential”, “believe” and similar expressions and variations thereof are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and participation in projects and financing and any other statements that are not historical facts. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The reader is cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Canadian securities regulators.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

www.SonicEnvironmental.com